Mail Stop 4561

								June 22, 2005


Barbara J.S. McKee, Esq.
General Counsel and Secretary
KKR Financial Corp.
Four Embarcadero Center, Suite 250
San Francisco, CA 94111

Re:	KKR Financial Corp.
	Form S-11/A filed on June 21, 2005
	File No. 333-124103

Dear Ms. McKee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fourth Amended Form S-11

General

1. We note from the $250 million loan agreement with JP Morgan and Citigroup, attached as Exhibit 10.9 to your registration statement, that your overall leverage is limited to 12.5. Please disclose this limitation on page 4 of your summary and discuss it in your MD&A, on page 63, in terms of your actual overall leverage and your anticipated leverage going forward.




Distribution Policy, page 17

2. Please disclose how you intend to pay the anticipated second-quarter distribution (i.e., working capital). Also, with respect to your April distribution, please disclose here that it exceeded net income by $4.2 million in the first quarter and was paid out of cash on hand.

Risk Factors, page 20

3. We note the $250 million loan agreement with JP Morgan and Citigroup, attached as Exhibit 10.9 to your registration statement.
We further note, from page 181, a $36 million demand loan from JP Morgan. Please discuss in detail the risk related to financial covenants and default provisions contained in these agreements (including what constitutes default). Your discussion should be separate from the risk factor described on page 43, related to failure to make a required distribution. However, your discussion should encompass, among other things:

* the limitation on distributions in excess of 100% of taxable income
(please clarify whether you mean REIT taxable income);
* the prohibition on distributions in the event of default (please define default); and
* limitations on your ability to incur new debt (please discuss specifically whether you would be able to incur debt to meet your short-term liquidity needs, such as distributions).

Also, please attach the demand loan agreement to your registration statement as an exhibit.

Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Rachel Zablow at 202-551-3428 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3495 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc:	Joseph Kaufman (via facsimile)
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KKR Financial Corp.
June 22, 2005
Page 1